United States securities and exchange commission logo





                            July 18, 2020

       Yinghzi (Lisa) Tang
       Director, Co-Chief Executive Officer and Chief Financial Officer Boqii Holding Ltd
       Floor 6, Building 1, No. 399
       Shengxia Road, Pudong New District
       Shanghai 201203
       People's Republic of China

                                                        Re: Boqii Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 22,
2020
                                                            CIK No. 0001815021

       Dear Ms. Tang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please disclose here, and elsewhere as appropriate, what you mean by a "pet ecosystem"
                                                        or "eco-platform" and
how this differs from a basic online platform. Please also tell us what you mean by a
"seamless online-offline pet eco-platform." Please also explain what is meant by your
statement that you "believe this is bound to happen because it is what customers expect and
demand."
 Yinghzi (Lisa) Tang
FirstName  LastNameYinghzi (Lisa) Tang
Boqii Holding  Ltd
Comapany
July       NameBoqii Holding Ltd
     18, 2020
July 18,
Page  2 2020 Page 2
FirstName LastName
Conventions Which Apply to this Prospectus, page 9

2. We note your key operating data on page 16 states that average order value and average spending per active buyer exclude products sold by Xingmu, as those sales were not material to you during the indicated periods. However, the definition of GMV indicates that products sold by Xingmu are included in GMV. Please tell us why Xingmu product sales are included for certain metrics and not for others, and whether such information is comparable given the method of calculation.
Capitalization, page 69

3. Please remove the operating lease right-of-use assets line item as it does not constitute a part of your capitalization and indebtedness. Refer to Item 3.B of Form 20-F.
Key Components of Results of Operations, page 87

4. We note that your product sales decreased from the nine months ended 2018 to the same period in 2019, but your GMV increased for the same period from 2018 to 2019. Please explain the reason for the decrease in product sales but simultaneous increase in GMV.

Market Competition Landscapes, page 110

5. We note your disclosure regarding market competition and the charts that appear at the top of page 111 that lists the "Top 5 Pet Online Retail Platform in China in 2019" and
         "Top 3 Pet-focused Online Retail Platform in China in 2019." Please state your belief as to why GMV is a useful comparative tool in this instance, considering that it is not calculated in the same manner by all companies represented in the charts. Please also disclose how GMV is calculated by the other companies and how the various methods used by such companies (for example, using listed price versus suggested retail price, or including discounts) may materially impact the information presented. Business, page 113

6. Please explain what it means that you have "built close relationships," "cooperated with,"
         and are "seamlessly connecting" over 340 brand partners and 121 manufacturers, including whether this means that you have contracts with such parties or otherwise generate revenue from such partners. Please also define the terms "brand partners" or
         "brand owners" as used throughout the prospectus.

7. Please revise this section to provide a clear description of your material product offerings and their contribution to revenues. In particular, it is unclear how certain of your offerings, such as your membership program, mobile app, Boqii Mall, and sales from you private label products, contribute to your revenues, and whether such contributions are material.
         Please also explain any material differences in the way you generate revenue from sales
 Yinghzi (Lisa) Tang
FirstName  LastNameYinghzi (Lisa) Tang
Boqii Holding  Ltd
Comapany
July       NameBoqii Holding Ltd
     18, 2020
July 18,
Page  3 2020 Page 3
FirstName LastName
         on Boqii Mall versus sales on third-party e-commerce platforms. Refer to Item 4.a of
         Form F-1 and Item 4.B of Form 20-F.
8. We note that on page 22 you break down total GMV by branded products and private label products, and GMV generated from sales on Boqii Mall and third-party e-commerce platforms. Please disclose the revenue generated by these products and sales, in addition to the GMV.
Our Offline Network, page 132

9. Please explain what it means that you had "cooperated with" over 15,000 physical pet stores and pet hospitals. Please also disclose the percentage of your sales that are made to physical pet stores and pet hospitals.
Jury Trial Waiver, page 187

10. We note your disclosure that indicates that the deposit agreement provides that ADS holders waive the right to a jury trial, "including any claim under the U.S. federal securities laws." Please amend your risk factor on page 62 to disclose other risks, which may include increased costs to bring a claim and that these provisions may discourage or limit suits against you or the depositary. Please also clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.
Consolidated Financial Statements
1. Organization and principal activities
(b) Consolidated variable interest entities, page F-14

11. We note your disclosure of the contractual arrangements you have with your VIEs. Please provide additional details for each contract including, but not limited to, how you determined you have control over the PRC domestic companies, how you determined you are entitled to the economic benefits and obligated to absorb losses, the term of each contract and whether each contract is renewable. Refer to FASB ASC 810-10-25-38. In addition, provide the disclosures outlined in FASB ASC 810-10-50-5A.
29. Unaudited pro forma balance sheet and loss per share, page F-76

12. Please tell us how the difference between the carrying value and redemption value (i.e., unaccreted portion) of the preferred shares as of the most recent balance sheet date was considered in determining the pro forma adjustments to the balance sheet. Please also disclose how you considered the original issuance dates of the preferred shares and debt being converted into ordinary shares in determining the length of time these ordinary shares were considered outstanding in your pro forma loss per ordinary share computations. If you assumed these ordinary shares were outstanding prior to the original issuance dates of the preferred shares and debt being converted in your pro forma loss per ordinary share computations, please tell us your basis for doing so. Yinghzi (Lisa) Tang
Boqii Holding Ltd
July 18, 2020
Page 4

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameYinghzi (Lisa) Tang                     Sincerely,
Comapany NameBoqii Holding Ltd
                                                          Division of
Corporation Finance
July 18, 2020 Page 4                                      Office of Trade &
Services
FirstName LastName